THIRD SUPPLEMENTAL INDENTURE

This Third Supplemental Trust Indenture is entered into as of the 22nd day of November, 2006 between:

HARVEST ENERGY TRUST, an open ended unincorporated trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "Trust")

- and -

HARVEST OPERATIONS CORP., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called "HOC" or the "Corporation")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of the Province of Alberta having an office in the City of Calgary, in the Province of Alberta in its capacity as debenture trustee under a trust indenture dated January 29, 2004 (as amended) with the Trust and the Corporation (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS the Trust, the Corporation and the Debenture Trustee entered into an indenture dated January 29, 2004 (the "Indenture") to provide for the creation and issuance of the Initial Debentures, as supplemented by a first supplemental indenture entered into as of August 10, 2004 to provide for the issuance of Second Debentures and as supplemented by a second supplemental trust indenture entered into as of August 2, 2005 to provide for the issuance of Third Debentures (the indenture as so supplemented collectively called the "Supplemented Indenture");

AND WHEREAS Article 16 of the Indenture provides that the Debenture Trustee may enter into indentures supplemental to the Indenture;

AND WHEREAS the Trust has determined to create and issue Series 4, 7.25% convertible unsecured subordinated debentures (the "Fourth Debentures") and to enter into this third supplemental indenture (this "Supplemental Indenture") with the Debenture Trustee to provide for such creation and issuance of Fourth Debentures;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Trust, and to make the Fourth Debentures, when authenticated by the Debenture Trustee and issued as provided in the Indenture and this Supplemental Indenture, valid, binding and legal obligations of the Trust with the benefit and subject to the terms of the Indenture and this Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Trust and not by the Debenture Trustee.

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1                        Definitions

Except as defined in this Supplemental Indenture, or in the recitals or description of parties herein, all capitalized terms used in this Supplemental Indenture shall have the meanings given to them in the Indenture.

1.2                        Amendments to Indenture

This Supplemental Indenture is supplemental to the Supplemented Indenture and the Supplemented Indenture and this Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Fourth Debentures as if all the provisions of the Supplemented Indenture and this Supplemental Indenture were contained in one instrument. The Supplemented Indenture is and shall remain in full force and effect with regards to all matters governing the Initial Debentures, Second Debentures and Third Debentures, and with regards to all matters governing the Fourth Debentures, except as the Supplemented Indenture is amended, superceded, modified or supplemented by this Supplemental Indenture. Any references in the text of this Supplemental Indenture to section numbers, article numbers, "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to the Supplemented Indenture unless otherwise qualified.

ARTICLE 2
THE FOURTH DEBENTURES

2.1                       Form and Terms of Fourth Debentures

(a)        The Fourth Debentures authorized for issue immediately are limited to an aggregate principal amount of $379,500,000 and shall be designated as "Series 4, 7.25% Convertible Unsecured Subordinated Debentures".

(b)       The Fourth Debentures shall be dated as of November 22, 2006 and shall bear interest from such date at the rate of 7.25% per annum, payable in arrears in equal (with the exception of the first interest payment which will include interest from November 22, 2006 as set forth below) semi-annual payments (less any tax required by law to be deducted) of $36.25 per $1,000 of principal amount of the Fourth Debentures on March 31 and September 30 in each year, the first such payment to fall due, subject as hereinafter provided, on March 31, 2007 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Fourth Debentures) to fall due on September 30, 2013, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. The Fourth Debentures will mature on September 30, 2013, (such maturity date herein referred to for the purposes of this Supplemental Indenture as the "Maturity Date").

(c)        The Fourth Debentures will be redeemable in accordance with the terms of Article 4 of the Indenture, provided that the Fourth Debentures will not be redeemable on or before September 30, 2009, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein and in the Indenture. On or after October 1, 2009 and on or before September 30, 2010, the Fourth Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a Redemption Price of $1,050 per $1,000 principal amount of Fourth Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest thereon. On or after October 1, 2010 and on or before September 30, 2011, the Fourth Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a Redemption Price of $1,025 per $1,000 principal amount of Fourth Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest thereon. On or after October 1, 2011 and prior to the Maturity Date, the Fourth Debentures may be redeemed in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a Redemption Price of $1,000 per $1,000 principal amount of Fourth Debentures and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest thereon. The Redemption Notice for the Fourth Debentures shall be in the form of Schedule "B" hereof. In connection with the redemption of the Fourth Debentures, the Trust may, at its option and subject to the provisions of Section 4.6 of the Indenture and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate Redemption Price of the Fourth Debentures to be redeemed by issuing and delivering to the holders of such Fourth Debentures that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the then Current Market Price on the Redemption Date; provided that, notwithstanding the foregoing, interest accrued and unpaid on the Fourth Debentures on the Redemption Date will be paid to holders of Fourth Debentures, in cash, in the manner contemplated in Section 4.5 of the Indenture. If the Trust elects to exercise such option, it shall so specify and provide details in the Redemption Notice.

(d)        The Fourth Debentures will be subordinated to the Senior Indebtedness of the Trust in accordance with the provisions of Article 5 of the Indenture.

(e)        Upon and subject to the provisions and conditions of Article 6 of the Indenture, the holder of each Fourth Debenture shall have the right at such holder's option, at any time when the register of the Debenture Trustee is open, prior to the close of business on the earlier of September 30, 2013 and the last Business Day immediately preceding the date specified by the Trust for redemption of all outstanding Fourth Debentures, by notice to the holders of Fourth Debentures in accordance with Section 2.1(c) of this Supplemental Indenture and Section 4.3 of the Indenture (the earlier of which will be the "Time of Expiry" for the purposes of the definition of Time of Expiry and Article 6 of the Indenture in respect of the Fourth Debentures) to convert any part, which is $1,000 or an integral multiple thereof, of the principal amount of such Fourth Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion.

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of Fourth Debentures shall be equal to $32.20 such that approximately 31.0559 Trust Units shall be issued for each $1,000 principal amount of Fourth Debentures so converted. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions on Trust Units issuable upon conversion or for interest accrued on the Fourth Debentures which are surrendered for conversion; however, holders converting their Fourth Debentures will receive all interest which has accrued to but excluding the Date of Conversion which has not been paid. The Conversion Price applicable to, and the Trust Units, securities or other property receivable on the conversion of the Fourth Debentures is subject to adjustment pursuant to the provisions of Section 6.5 of the Indenture. In lieu of issuing any fractional Trust Units, the Trust shall make a cash payment therefor in accordance with Section 6.6 of the Indenture.

Notwithstanding any other provisions of the Indenture or this Supplemental Indenture, if a Fourth Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Trust Units in respect of the Fourth Debenture so surrendered for conversion shall not become the holder or holders of record of such Trust Units until the Business Day following such Interest Payment Date.

(f)         On maturity of the Fourth Debentures, the Trust may, at its option and subject to the provisions of Section 4.10 of the Indenture and Section 2.1 of this Supplemental Indenture and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Fourth Debentures due on maturity by issuing and delivering to such holders of Fourth Debentures, Freely Tradeable Trust Units. If the Trust elects to exercise such option, it shall deliver a maturity notice (the "Maturity Notice") to the holders of the Fourth Debentures in the form of Schedule "C" of this Supplemental Indenture and provide the necessary details.

(g)        The Fourth Debentures shall be issued as Fully Registered Debentures in denominations of $1,000 and integral multiples of $1,000. Each Fourth Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule "A" of this Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture or this Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of HOC (on behalf of the Trust) executing such Fourth Debenture in accordance with Section 2.7 of the Indenture, as conclusively evidenced by their execution of a Fourth Debenture. Each Fourth Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, a Fourth Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the directors of HOC, on behalf of the Trust or as specified in an Officer's Certificate. The Fourth Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Fourth Debentures shall be issued as Fully Registered Debentures in accordance with Section 3.1 (a) of the Indenture. A Fully Registered Debenture may be transferred by the registered holder as provided in Section 3.1(b) of the Indenture.

(h)        Upon and subject to the provisions and conditions of Article 10 of the Indenture, the Trust may elect, from time to time, to satisfy its Interest Obligation on the Fourth Debentures on any Interest Payment Date by delivering Trust Units to the Debenture Trustee.

(i)          Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.1(i), the Trust shall be obligated to offer in writing to each holder of Fourth Debentures (the "Fourth Debenture Offer") to purchase the Fourth Debentures. The terms and conditions of such obligation are set forth below:

(i)            Within 30 days following the occurrence of a Change of Control, the Trust shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Fourth Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "Change of Control Notice") together with the Fourth Debenture Offer to purchase all then outstanding Fourth Debentures made in accordance with the requirements of applicable securities laws

(including rules, regulations, policies and instruments in each of the Province and Territories of Canada) ("Canadian Securities Legislation") at a price equal to 101% of the principal amount thereof (the "Offer Price") plus accrued and unpaid interest, if any, on such Fourth Debentures up to, but excluding, the date of acquisition by the Trust or a related party of the Trust of such Fourth Debentures (collectively, the "Total Offer Price") which Offer shall, unless otherwise provided under Applicable Securities Legislation, be open for acceptance thereof for a period of not less than 35 days and not more than 60 days and shall provide for payment to all holders of Fourth Debentures who accept the Offer not later than the 60th day after the making of the Offer.

(ii)            If 90% or more in aggregate principal amount of Fourth Debentures outstanding on the date the Trust provides the Change of Control Notice and the Fourth Debenture Offer to holders of the Fourth Debentures have been tendered for purchase pursuant to the Fourth Debenture Offer on the expiration thereof, the Trust shall provide written notice to the Debenture Trustee, along with the Total Offer Price for the Fourth Debentures remaining outstanding at the expiration of the Fourth Debenture Offer, within 10 days following the expiration of the Fourth Debenture Offer, that it is redeeming and shall redeem all the Fourth Debentures remaining outstanding on the expiration of the Fourth Debenture Offer at the Total Offer Price for such Fourth Debentures remaining outstanding (the "90% Redemption Right").

(iii)           Upon receipt of notice that the Trust is acquiring the remaining Fourth Debentures pursuant to the 90% Redemption Right, the Debenture Trustee shall promptly provide written notice, in the form provided by HOC, to each Debentureholder that did not previously accept the Fourth Debenture Offer that:

(A)          the Trust has exercised the 90% Redemption Right and is purchasing all outstanding Fourth Debentures effective on the expiry of the Fourth Debenture Offer at the Total Offer Price for such remaining Fourth Debentures, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B)          each such holder must transfer its Fourth Debentures to the Debenture Trustee on the same terms as those holders that accepted the Fourth Debenture Offer and must send its Fourth Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C)           the rights of such holder under the terms of the Fourth Debentures, the Indenture and this Supplemental Indenture cease effective as of the date of expiry of the Fourth Debenture Offer (provided the Trust has, on or before the time of notifying the Debenture Trustee of the redemption pursuant to the 90% Redemption Right, paid the Total Offer Price for such Fourth Debentures to, or to the order of, the Debenture Trustee) and thereafter such Fourth Debentures shall not be considered to be outstanding and the holder thereof shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's Fourth Debentures in accordance with the Indenture.

(iv)           The Trust shall, on or before 11:00 a.m. (Calgary time), on the Business Day immediately prior to the expiry of the Fourth Debenture Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price for each Fourth Debenture to be purchased or redeemed by the Trust on the expiry of the Offer, provided that, if the Total Offer Price payable for the Fourth Debentures to be redeemed or purchased is less than the amount required by any applicable banking regulations or procedures to be paid by wire transfer, the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque for such amounts required under this Section 2.1(i)(iv) post-dated to the date of expiry of the Fourth Debenture Offer. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited the Debenture Trustee shall pay or cause to be paid to the holders of such Fourth Debentures, the Total Offer Price for each such Fourth Debenture to which they are entitled on the Trust's purchase or redemption.

(v)            Fourth Debentures for which holders have accepted the Fourth Debenture Offer and Fourth Debentures which the Trust is redeeming in accordance with this Section 2.1(i) shall become due and payable at the Total Offer Price for each such Fourth Debenture on the date of expiry of the Fourth Debenture Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Fourth Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Fourth Debenture Offer, if the money necessary to purchase or redeem the Fourth Debentures shall have been deposited as provided in this Section 2.1(i) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Fourth Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vi)           In case the holder of any Fourth Debenture to be purchased or redeemed in accordance with this Section 2.1(i) shall fail on or before the date of expiry of the Fourth Debenture Offer to surrender such holder's Fourth Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such holder's Fourth Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Fourth Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Fourth Debenture Offer, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust and the Debenture Trustee shall not be responsible thereafter to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee shall pay any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Fourth Debenture Offer to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds (the "Letter of Credit"). If the remaining funds are paid to the Trust prior to the expiry of six years after the date of expiry of the Fourth Debenture Offer, and any amounts are thereafter, but prior to six years after the date of expiry of the Fourth Debenture Offer, claimed from the

Debenture Trustee by a Debentureholder in respect of the remaining funds which are in excess of amounts available to the Debenture Trustee under the Letter of Credit, or by reason that the Letter of Credit has expired or otherwise can not be drawn upon, the Debenture Trustee shall immediately notify the Trust of such claim, but shall have no liability to effect any such payment until the Trust shall have deposited with the Debenture Trustee any amounts to be paid pursuant to such claim.

(vii)         Subject to the provisions above related to Fourth Debentures purchased in part, all Fourth Debentures redeemed or purchased under this Section 2.1(i) shall forthwith be delivered to the Debenture Trustee and cancelled and no Fourth Debentures shall be issued in substitution therefor.

(j)          If an Offer is made for the Fourth Debentures, which is not an Offer for all Debentures, the provisions of Article 12 of the Indenture shall apply to such Offer, mutatis mutandis, with respect to the Fourth Debentures.

(k)        In addition to this Supplemental Indenture, the Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) of the Indenture with respect to the Fourth Debentures prior to the issuance of the Fourth Debentures.

ARTICLE 3
ADDITIONAL MATTERS

3.1                         Confirmation of Supplemented Indenture

The Supplemented Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.2                        Acceptance of Trusts

The Debenture Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3                        Governing Law

This Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.4                        Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of the Supplemented Indenture and this Supplemental Indenture and carry out its provisions.

3.5                        Counterparts

This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

HARVEST ENERGY TRUST, by its attorney, Harvest Operations Corp.

By:	(signed) "J. Zahary"

By:	(signed) "Robert W. Fotheringham"

HARVEST OPERATIONS CORP.

By:	(signed) "J. Zahary"

By:	(signed) "Robert W. Fotheringham"

VALIANT TRUST COMPANY

By:	(signed) "J. Robert Morris"

By:	(signed) "Concepcion Jalbuena"

SCHEDULE "A"

FORM OF DEBENTURE

SCHEDULE "B"

FORM OF REDEMPTION NOTICE

HARVEST ENERGY TRUST

SERIES 4, 7.25% CONVERTIBLE UNSECURED
SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To:        Holders of Series 4, 7.25% Convertible Unsecured Subordinated Debentures (the "Fourth Debentures") of Harvest Energy Trust (the "Trust")

Note:   All capitalized terms used herein have the meaning ascribed thereto in the Indenture and the Supplemental Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the "Indenture") dated as of January 29, 2004 among the Trust, Harvest Operations Corp. and Valiant Trust Company (the "Debenture Trustee") and Section 2.1(c) of the third supplemental indenture thereto (the "Supplemental Indenture") dated as of November 22, 2006 among the Trust, Harvest Operations Corp. and the Debenture Trustee, that the aggregate principal amount of $· of the Fourth Debentures outstanding will be redeemed as of · (the "Redemption Date"), upon payment of a redemption amount of $ for each $1,000 principal amount of Fourth Debentures, being equal to the aggregate of (i) $ (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Fourth Debentures called for redemption at the following corporate trust office:

Valiant Trust Company
310, 606 – 4th Street SW
Calgary, Alberta, T2P 1T1

The interest upon the principal amount of Fourth Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Fourth Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture and Section 2.1(c) of the Supplemental Indenture, the Trust hereby irrevocably elects to satisfy its obligation to pay $ of the Redemption Price payable to holders of Fourth Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradable Trust Units obtained by dividing the Redemption Price by 95% of the Current Market Price of the Trust Units.

No fractional Trust Units shall be delivered upon the exercise by the Trust of the above-mentioned redemption right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any tax required to be deducted, if any).

B - 2

In this regard, upon presentation and surrender of the Fourth Debentures for payment on the Redemption Date, the Trust shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates representing the Freely Tradable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Fourth Debentures are to be redeemed by issuing Freely Tradable Trust Units, cash representing the balance of the Redemption Price.]

DATED:

HARVEST ENERGY TRUST, by its attorney
Harvest Operations Corp.

(Authorized Director or Officer of Harvest Operations Corp.)

SCHEDULE "C"

Form of Maturity Notice
HARVEST ENERGY TRUST

SERIES 4, 7.25% CONVERTIBLE UNSECURED
SUBORDINATED DEBENTURES

MATURITY NOTICE

To:        Holders of Series 4, 7.25% Convertible Unsecured Subordinated Debentures (the "Fourth Debentures") of Harvest Energy Trust (the "Trust")

Note:   All capitalized terms used herein have the meaning ascribed thereto in the Indenture and the Supplemental Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the trust indenture (the "Indenture") dated as of January 29, 2004 among the Trust, Harvest Operations Corp. and Valiant Trust Company (the Debenture Trustee") and Section 2.1(f) of the third supplemental trust indenture (the "Supplemental Indenture") dated as of November 22, 2006 among the Trust, Harvest Operations Corp. and the Debenture Trustee, that the Fourth Debentures are due and payable as of September 30, 2013 (the "Maturity Date") and the Trust elects to satisfy its obligation to repay to holders of Fourth Debentures the aggregate principal amount of all of the Fourth Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradable Trust Units equal to the number obtained by dividing such principal amount of the Fourth Debentures by 95% of the Current Market Price of Trust Units on the Maturity Date.

No fractional Trust Units shall be delivered on exercise by the Trust of the above mentioned repayment right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Fourth Debentures for payment on the Maturity Date, the Trust shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery to and on account of the holders, of certificates representing the Freely Tradable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Fourth Debentures are to be repaid by issuing Freely Tradable Trust Units, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED:

HARVEST ENERGY TRUST, by its attorney
Harvest Operations Corp.

(Authorized Director or Officer of Harvest Operations Corp.)